UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
”VIMPEL-COMMUNICATIONS”
(Registrant)

Date:	June 30, 2005	By:	/s/ Alexander V. Izosimov
		Name:	Alexander V. Izosimov
		Title:	Chief Executive Officer and General Director

VIMPELCOM WELCOMES THE SUPREME COURT’S DECISION

Moscow and New York (June 30, 2005) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) welcomes the decision issued by the Supreme Court on June 29, 2005 invalidating the decision of the Temruksky district court of Krasnodarsky Krai in a case brought by a minority shareholder. The Temruksky district court decision suspended the effectiveness of the provision in the Company’s charter requiring the supermajority vote of the Company’s board with respect to a variety of strategic and important issues. In addition, the decision required the Company to amend this provision of its charter so that all board decisions, including those where there is a conflict of interest or a decision relating to an interested party transaction, would require a simple majority decision of the Company’s board members present and having the right to vote on the issue. The Russian Supreme Court initially stayed the enforcement of the Temruksky district court decision in its decision of April 13, 2005. Yesterday’s decision by the Supreme Court is final and does not require any further consideration of the case by a Russian court.

VimpelCom is a leading international provider of telecommunications services, operating under the “Beeline” brand in Russia and Kazakhstan. In addition, VimpelCom is continuing to use “K-mobile” and “EXCESS” brands in Kazakhstan. The VimpelCom Group’s license portfolio covers approximately 94% of Russia’s population (136 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg, as well as the entire territory of Kazakhstan. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s shares are listed on the NYSE under the symbol “VIP”.

For more information, please contact:

Valery Goldin	Ian Bailey/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7(095) 974-5888	Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com